UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
June 14, 2011

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Eastman Kodak Company

File No. 1-00087 - CF#26719

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Eastman Kodak Company submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 8-K filed on April 27, 2011.

Based on representations by Eastman Kodak Company that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.1	through April 26, 2016
Exhibit 10.1	through April 26, 2016
Exhibit 10.2	through April 26, 2016

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel